Exhibit 99.1

PRESS RELEASE

Trading Symbol: SVM.TO	November 13, 2008

SILVERCORP ANNOUNCES ITS FINANCIAL AND OPERATING RESULTS

FOR THE 2nd QUARTER ENDED SEPTEMBER 30, 2008

VANCOUVER, British Columbia – November 13, 2008 – Silvercorp Metals Inc. (the “Company”) is pleased to announce the unaudited financial and operating results for the 2nd quarter ended September 30, 2008.  The financial results in the following text are expressed in US dollars (US$) unless stated otherwise.

SECOND QUARTER HIGHLIGHTS

•

Net income declined to $4.9 million from $16.8 million in the prior year period, impacted by power downtime in July and early August, lower metal prices, and reduced head grades

•

Basic earnings per share of $0.03 compared to $0.11 in the prior year

•

Cash provided by operating activities of $11.7 million

•

Total cash cost per ounce of silver of negative $2.65

•

Ended quarter with $48.6 million in cash and short term investments with no debt

•

Began implementing cost cutting measures and controls

FINANCIAL HIGHLIGHTS

For the three months ended September 30, 2008, the Company achieved sales of $20.1 million, down 31% compared to $29.2 million for the same period last year.  Gross profit from operations amounted to $10.2 million (three months ended September 30, 2007 - $23.2 million), a decrease of 56% and representing a gross margin of 51% (three months ended September 30, 2007 - 80%). Net earnings of $0.03 per share decreased $0.08 from $0.11 per share for the same period last year.

For the six months ended September 30, 2008, the Company achieved sales of $51.0 million, compared to $51.4 million for the same period last year.  Gross profit from operations amounted to $31.6 million (six months ended September 30, 2007 - $40.6 million), a decrease of 28.5% and representing a gross margin of 62% (six months ended September 30, 2007 - 79%). Net earnings of $0.11 per share decreased $0.10 from $0.21 per share for the same period last year.

Although the Company achieved higher production levels in terms of tonnes of ore mined and milled compared to the same period last year, both revenues and earnings decreased mainly due to the following: (i) the Company mined lower grade areas during the first two months of the quarter resulting in less metals produced and higher unit production costs; (ii) TLP Mine and LM Mine are still in the early stages of mining and therefore experiencing higher operating costs; (iii)  there was a significant drop in the selling price of lead (from $1.05 to $0.81 per pound) and zinc (from $1.03 to $0.41 per pound); (iv) there was a $1.2 million equity loss in investment due to an equity pickup of an impairment loss of $7.3 million of New Pacific Metals Corp.; (v) professional fees increased $0.7 million to improve the internal control to comply with the requirements of Sarbanes Oxley Act; (vi) no option income was recorded this quarter while $1.1 million in option income was recorded during the same period last year; and (vii) the Company’s subsidiary, Henan Found Mining Company Ltd. (“Henan Found”), is now subject to 12.5% income tax rate.

Cash provided by operating activities was $11.7 million for the three months ended September 30, 2008, a decrease of 43% compared to $20.5 million during the same period last year. The Company ended the quarter with $48.6 million in cash and short term investments.

Cash provided by operating activities was $26.9 million for the six months ended September 30, 2008, a decrease of 32% compared to $39.4 million over the same period last year.

Capital expenditures during the six months ended September 30, 2008 amounted to $44.0 million (six months ended September 30, 2007- $7.3 million) representing the purchase of mineral rights and properties and deferred exploration costs totaling $35.4 million (six months ended September 30, 2007 - $5.1 million) and the purchase of equipment and construction of the new mill of $8.6 million (six months ended September 30, 2007 - $2.2 million).

OPERATION HIGHLIGHTS

Total sales and realized prices net of value added tax and smelter charges for the 2nd quarter ended September 30, 2008 as compared to the same period of 2007, are as follows:

•

849,245 (2007 - 1,001,992) ounces of silver sold for $10.1 million (2007 - $10.3 million) at an average selling price of $11.99 (2007 - $10.02) per ounce;

•

448 (2007 - 515) ounces of gold sold for $0.3 million (2007 - $0.3 million) at an average selling price of $620.76 (2007 -  $479.02) per ounce;

•

10,664,570 (2007 - 12,879,642) pounds of lead sold for $8.7 million (2007 - $13.7 million) at an average selling price of $0.81 (2007 - $ 1.05) per pound; and

•

2,354,083 (2007 - 4,744,258) pounds of zinc sold for $1.0 million (2007 - $5.0 million) at an average selling price of $0.41 (2007 - $1.03) per pound.

During the quarter, the Company continued to conduct limited test production at the LM Mine and TLP Mine.  A total of 124,534 (2007 - 74,717) tonnes of ores were mined, representing a 67% increase compared to the same period in 2007, from which 2,571 (2007 - 3,411) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 121,963 (2007 - 71,306) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrate.

The total mining cost per tonne of ore mined increased by 33% compared to the same period of 2007 to $69.94 per tonne (2007 - $52.70 per tonne) which comprised of cash unit mining cost of $52.33 and non-cash unit mining cost of $17.61 per tonne of ore. The increase is primarily caused by an increase of amortization and depletion of $11.22 per tonne and the increase of raw materials and utilities costs of $6.71 per tonne due to the price increase.

The total milling cost per tonne of ore milled has increased 7% to $12.45 in this quarter from $11.64 in the same period of 2007.

The total production cost per ounce of silver and total cash cost per ounce of silver were negative $0.06 (2007 - negative $12.91) and negative $2.65 (2007 - negative $14.38), respectively, after adjusting for by-product credits. The increase of production cost as well as cash production cost was mainly caused by the reduction in by-product credits as lead prices fell 23% to $0.81 per pound, and zinc prices fell 60% to $0.41 per pound.

Ying Mine

The following table lists the grade changes over the last six quarters at Ying Mine:

	For the Quarters Ended
	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	30-Sep-08	30-Jun-08	31-Mar-07	31-Dec-07	30-Sep-07	30-Jun-07
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	2,387	3,071	2,673	3,210	2,903	2,224
Ores Milled (tonne)	69,492	74,691	51,996	64,635	64,282	64,574
	71,880	77,762	54,669	67,845	67,185	66,798
Head Grades of Run of Mine Ores
Silver (gram/tonne)	331.2	396.0	488.9	461.7	446.8	444.0
Lead (%)	6.0	6.7	8.1	7.5	7.0	7.3
Zinc (%)	2.5	3.3	3.8	3.6	3.9	3.5

As the mining process at the Ying Mine was going through certain lower grade pockets of ore zones in the first quarter and the first two months in this quarter, the head grades of run of mine ores were lower.  In September 2008, higher grade pockets of ore zones were developed with head grades of run of mine ores at 405 gram/tonne for silver, 7.1% for lead and 2.8% for zinc.   Higher grades run of mine ores are expected in the third quarter.  Mining production was also impacted by interruptions to power supply in July and early August.

HPG Mine

The following table lists the grade changes over the last six quarters at HPG Mine:

	For the Quarters Ended
	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	30-Sep-08	30-Jun-08	31-Mar-07	31-Dec-07	30-Sep-07	30-Jun-07
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	135	193	496	481	508	434
Ores Milled (tonne)	19,233	13,163	12,645	16,434	9,155	8,378
	19,368	13,356	13,141	16,915	9,663	8,812
Head Grades of Run of Mine Ores
Silver (gram/tonne)	134.6	248.3	198.9	217.3	259.3	185.6
Lead (%)	4.2	9.7	7.9	6.5	7.7	7.9
Zinc (%)	0.9	0.6	1.1	0.7	1.3	1.7

LM Mine

The LM Mine is in its second quarter of test production.  The following table lists the grade changes over the last two quarters at LM Mine:

	For the Quarters Ended
	Q2 2009	Q1 2009
	30-Sep-08	30-Jun-08
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	15	71
Ores Milled (tonne)	8,440	11,516
	8,456	11,587
Head Grades of Run of Mine Ores
Silver (gram/tonne)	309.7	305.4
Lead (%)	2.4	2.0

TLP Mine

The TLP Mine is in its second quarter of test production.  The following table lists the grade changes over the last two quarters at TLP Mine:

	For the Quarters Ended
	Q2 2009	Q1 2009
	30-Sep-08	30-Jun-08
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	34	53
Ores Milled (tonne)	28,532	23,404
	28,566	23,457
Head Grades of Run of Mine Ores
Silver (gram/tonne)	140.3	183.0
Lead (%)	2.0	2.7

OUTLOOK

To adjust for the continued weakening in metal pricing and the current state of global financial markets, the Company will adopt a strategy of conserving capital to maintain a strong balance sheet for future growth. We are adjusting our expansion strategy to focus on maintaining mine profitability, including implementing a series of cost cutting measures and controls to address challenges of weak metal prices. The Company will be deferring some of its planned capital expenditures and development drilling programs planned for the second half of the fiscal year ended March 31, 2009 but will continue to move forward with the key development and exploration projects to maximize its ability to build future capital value.

Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its subsidiaries in China.

For the Ying Mine, in the first two months of the quarter ended September 30, 2008, the mining process was working through certain lower grade areas as outlined in the 2007 resource upgrade.  Higher grade ore zone pockets have been developed in September 2008, and it is expected that the head grade of run of mine ores from the Ying Mine will improve starting in the third quarter of fiscal year 2009.  This will mitigate, to a degree, the impact from the lower metal prices the Company is now experiencing.

At the TLP mine, due to the lower grade nature, production will focus on those higher grade ores which are profitable, cutting back production in favor of profitability.  The Company is still in the process of transferring the TLP mining permits from the previous owner to the Company’s subsidiary Henan Found, which remains subject to receipt of all necessary approvals from the governmental departments of the Henan Province.  Furthermore, the Company is in the process of completing a NI43-101 compliant resource estimate for the TLP Mine and the LM Mine.

In Guangdong Province, the Company is applying for a mining permit for the newly acquired GC/SMT property, held in a 95% owned subsidiary in China.

The Company is nearing completion of a new mill, with test production expected to begin within the next two months.  Initial capacity with one flotation system installed is 1,500 tonnes per day. Once metal prices recover, the second flotation system will be installed.

The Company’s Audited Annual and Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis are available for review on our website at www.silvercorp.ca and through SEDAR at www.sedar.com.

Selected unaudited interim consolidated results for the three and six months ended
September 30, 2008 (Canadian GAAP) are attached to this news release.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss the results have been scheduled as follows:

Date:	Monday, November 17, 2008
Time:	9:00 am PST (12:00 pm EST)
Dial-In Number:	1-612-332-0107
Live audio webcast:	www.silvercorp.ca

Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China.  Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China.  In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China.

The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, head grades, or the Company’s future plans and objectives or expected production or results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.  We seek safe harbour.

SILVERCORP METALS INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - expressed in US Dollars)

	Notes	September 30, 2008	March 31, 2008
ASSETS

Current Assets
Cash and cash equivalents		$36,493,693	$47,092,890
Short term investments		12,081,456	37,145,656
Accounts receivable and prepaids		5,246,838	5,259,699
Inventories	3	5,095,848	2,389,175
		58,917,835	91,887,420

Long term prepaids		4,625,928	5,194,431
Long term investments	4	16,218,889	17,873,887
Property, plant and equipment	5	22,447,937	14,349,572
Mineral rights and properties	6	147,649,454	60,904,275
Reclamation deposits		9,435	9,729
		$249,869,478	$190,219,314

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$10,473,856	$7,026,628
Deposits received from customers		1,697,645	2,573,202
Dividends payable		2,864,742	-
Income tax payable		-	719,557
Amounts due to related parties	11	3,897,336	12,070,732
		18,933,579	22,390,119

Future income tax liabilities	6	25,329,518	6,345,898
Asset retirement obligation	7	2,101,137	1,225,829
		46,364,234	29,961,846

Non-controlling interests	8	18,128,445	11,265,197

SHAREHOLDERS' EQUITY

Share capital	9	113,128,486	78,334,543
Contributed surplus		2,934,439	1,722,036
Reserves	10	11,059,771	2,077,628
Accumulated other comprehensive income		8,315,410	14,121,627
Retained earnings		49,938,693	52,736,437
		185,376,799	148,992,271

		$249,869,478	$190,219,314
Commitments	15	-	-

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited - Expressed in US Dollars except for share figures)

		Three months ended September 30,		Six months ended September 30,

	Notes	2008	2007	2008	2007

Sales		$20,103,599	$29,174,202	$50,962,876	$51,427,488

Cost of sales		7,668,158	4,488,495	15,606,914	8,766,684
Amortization and depletion		2,201,011	1,472,906	3,769,453	2,058,959
		9,869,169	5,961,401	19,376,367	10,825,643

Gross profit		10,234,430	23,212,801	31,586,509	40,601,845

Expenses
Accretion of asset retirement obligations	7	42,031	14,752	60,564	29,908
Amortization		147,411	112,184	440,092	202,565
Foreign exchange loss (gain)		(3,149,952)	651,462	(3,029,536)	1,062,365
General exploration and property investigation expenses		1,150,280	319,738	1,629,531	550,477
Investor relations		259,170	74,923	353,873	132,590
Office, administration and miscellaneous	3&9(d)	2,298,706	1,449,844	5,247,173	2,828,450
Professional fees		883,901	105,602	1,173,519	200,945
		1,631,547	2,728,505	5,875,216	5,007,300
Earnings before other income and expenses		8,602,883	20,484,296	25,711,293	35,594,545
Other income and expenses
Equity income (loss) in investment	4	(1,239,606)	16,423	(1,444,337)	(103,595)
Loss on disposal of property, plant and equipment	5	-	-	(9,504)	(48,130)
Interest income		243,153	618,017	1,020,102	1,088,929
Other income		87,279	1,153,638	115,825	3,067,244
		(909,174)	1,788,078	(317,914)	4,004,448

Income before income taxes and non-controlling interests		7,693,709	22,272,374	25,393,379	39,598,993

Income tax expense (recovery)
Current		1,364,505	(36,559)	3,404,017	(1,503,550)
Future		(234,841)	121,356	(387,711)	136,857
		1,129,664	84,797	3,016,306	(1,366,693)

Income before non-controlling interests		6,564,045	22,187,577	22,377,073	40,965,686

Non-controlling interests	8	(1,705,954)	(5,417,568)	(5,917,541)	(9,668,654)

Net income		4,858,091	16,770,009	16,459,532	31,297,032

Retained earnings, beginning of period		53,251,958	14,217,226	52,736,437	1,767,831
Appropriation to reserves		-	-	(8,982,143)	(2,077,628)
Dividend declared		(2,990,467)	(6,891,020)	(2,990,467)	(6,891,020)
Value charged to retained earnings upon shares acquired under normal course issuer bid		(5,180,889)	-	(7,284,666)	-

Retained earnings, end of period		$49,938,693	$24,096,215	$49,938,693	$24,096,215

Basic earnings per share		$0.03	$0.11	$0.11	$0.21
Diluted earnings per share		$0.03	$0.11	$0.11	$0.21
Weighted Average Number of Shares Outstanding - Basic		152,954,124	147,173,085	151,796,726	146,809,083
Weighted Average Number of Shares Outstanding - Diluted		154,451,515	151,106,211	153,305,544	151,006,419

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in US Dollars)

	Three months ended September 30,		Six months ended September 30,
	2008	2007	2008	2007
Cash provided by (used for)
Operating activities
Net income for the year	$4,858,091	$16,770,009	$16,459,532	$31,297,032
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	42,031	14,752	60,564	29,908
Amortization	2,348,422	1,585,090	4,209,545	2,261,524
Equity Investment loss	1,239,606	(16,423)	1,444,337	103,595
Future income tax	(234,841)	121,356	(387,711)	136,857
Loss on disposal of property, plant, and equipment	-	-	9,504	48,130
Inventory write-down	366,705	-	366,705	-
Mineral property option income	-	(1,138,830)	-	(3,051,903)
Non-controlling interests	1,705,954	5,417,568	5,917,541	9,668,654
Stock-based compensation	701,112	530,461	1,268,147	1,127,367
	11,027,080	23,283,983	29,348,164	41,621,164
Net change in non-cash working capital
Accounts receivable and prepaids	5,668,845	(4,048,312)	12,736	(4,521,982)
Inventory	(393,836)	282,224	(2,419,040)	769,903
Accounts payable and accrued liabilities	(3,603,082)	2,148,783	1,520,832	3,402,881
Asset retirement obligation discharged upon payment	-	(268,724)	-	(364,139)
Income tax payable	(355,125)	(38,091)	(714,264)	(1,566,591)
Deposits received from customers	(627,464)	(818,546)	(868,963)	82,109
Cash provided by operating activities	11,716,418	20,541,317	26,879,465	39,423,345

Investing activities
Acquisition of mineral rights and properties	(14,128,221)	(2,239,433)	(35,405,764)	(5,063,618)
Acquisition of property, plant, and equipment	(4,936,753)	(756,831)	(8,609,647)	(2,194,995)
Purchase of long term investments	-	(1,799,108)	-	(1,929,424)
Decrease (increase) of short term investments	19,790,629	(15,580,516)	24,854,113	(31,617,342)
Decrease (increase) in long term prepaids	(2,380,984)	(2,485,854)	575,841	(3,996,887)
Disposal of property, plant, and equipment	-	-	-	157,352
Distribution to non-controlling interest shareholder	(11,179,564)	-	(11,179,564)	(3,371,257)
Advances to joint venture parties	-	365,469	-	-
Cash used in investing activities	(12,834,893)	(22,496,273)	(29,765,021)	(48,016,171)

Financing activities
Repayment from (advance to) related parties	1,160,962	(1,029,563)	1,268,898	(1,395,032)
Advance (repayment) under loans payable	-	2,229,419	-	2,229,419
Share subscriptions for cash, net of commission and expenses	-	293,705	21,091	1,201,914
Shares returned to treasury for cancellation	(4,397,000)	-	(9,052,149)	-
Cash provided by (used in) financing activities	(3,236,038)	1,493,561	(7,762,160)	2,036,301

Effect of exchange rate changes on cash and cash equivalents	(1,744,290)	1,113,305	48,519	4,125,038

Increase (decrease) in cash	(6,098,803)	651,910	(10,599,197)	(2,431,487)

Cash and cash equivalents, beginning of period	42,592,496	50,247,071	47,092,890	53,330,468

Cash and cash equivalents, end of period	$36,493,693	$50,898,981	$36,493,693	$50,898,981
Supplemental information:
Interest paid	$29,968	$16,520	$29,968	$16,520
Income tax paid	$2,109,341	$-	$4,148,853	$-

Non-cash investing activities:
Common shares issued for mineral rights and properties	$-	$-	$36,484,591	$-
Common shares of New Pacific Metals Corp. received as	$-	$1,138,830	$-	$3,051,903
Capitalized future income tax on acquisiton of mineral rights and properties	$-	$-	$19,220,433	$792,180
Capitalized asset retirement obligation as per initial measurement	$-	$-	$726,460	$714,531
Construction in process transferred to mineral rights and properties	$-	$-	$-	$1,313,791